UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of December, 2014
Commission File Number 0-30314

PORTAGE BIOTECH INC.
(Translation of registrant’s name into English)

47 Avenue Rd., Suite 200, Toronto, Ontario, Canada M5R 2G3
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
Form 20-F ___X___ Form 40-F _______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes _______ No___X____

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):
82- ______________.

SIGNATURES

 Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated: December 16, 2014

PORTAGE BIOTECH INC.

By: /s/ Kam Shah
Kam Shah
Chief Financial Officer

NEWS RELEASE

PORTAGE ANNOUNCES FURTHER SUCCESSFUL VALIDATION OF ITS NEW PROPRIETORY CELL PERMEABLE PEPTIDE PLATFORM TECHNOLOGY

Toronto, Ontario, December 16, 2014 – Portage Biotech Inc. (“Portage”) (OTCQB: PTGEF, Canadian Stock Exchange: PBT.U), is pleased to announce that its wholly owned subsidiary Portage Pharmaceuticals Ltd. (PPL) has further validated its platform cell penetrating peptide technology for safely delivering a potent anti-inflammatory cargo into eye tissues.  Its lead compound PPL-003 showed success in two studies in rabbits. In the first study, topical eye administration of PPL-003 at the highest feasible dose was well tolerated with no abnormal clinical or pathological findings.   In the second study PPL-003 demonstrated efficacy in an experimental uveitis model by significantly suppressing the cellular inflammatory response in the anterior chamber and reducing the protein content of the anterior chamber aqueous humor..  These results in rabbits clearly demonstrated at least a ten-fold safety margin and confirmed the topical anti-inflammatory activity of PPL-003 previously demonstrated in a mouse uveitis model.  PPL is continuing its uveitis program working toward an IND submission in 2016.

Dr. Bruce Littman, the CEO of Portage, said “these results are exciting for a number of reasons.  First they confirmed the topical eye activity and safety margin of PPL-003 in a second species and one that will be used for regulatory safety studies to support our future IND submission.  Second, uveitis is an important medical condition that causes 10-15% of all cases of total blindness, the third leading cause of preventable blindness in the United States.  Despite current treatment with corticosteroids and immunosuppressive drugs, uveitis associated blindness is increasing worldwide.  In addition these available treatments often cause significant ocular adverse events such as glaucoma and cataracts while systemic immunosuppression is associated with the risks of opportunistic infection and cancer.  Clearly more efficacious and safer therapies are needed.  Our recent findings and the medical need in this area give the company the confidence to proceed to the next stage of development that will lead to clinical trials in 2016.”

About Portage:

Portage is engaged in researching and developing pharmaceutical and biotech products through to clinical “proof of concept” with an initial focus on unmet clinical needs. Following proof of concept, Portage will look to sell or license the products to large pharmaceutical companies for further development and commercialization.

Portage is seeking discovery and co-development partners in areas such as certain inherited diseases, inflammatory and autoimmune disease, cancer, infectious disease, neurology and psychiatry developing novel targeted therapies, and even older marketed products that have been found to have novel patentable characteristics that bring new value to patients

Portage seeks to work with a wide range of partners, in all phases of development through in-licensing or other types of alliances. The collaboration may include direct funding or investing human capital from our extensive pool of talented scientists and physicians. Specifically Portage will invest sweat equity as well as, or instead of, capital. This internal pool of drug developers, financiers, scientists and physicians will provide unique value-add for our partners including but not limited to mitigating risks, clinical trial design, regulatory expertise and maximizing the rewards.

Apart from PPL, Portage holds 54% equity in Biohaven Pharmaceutical Holding Company Limited (“Biohaven”).  Biohaven is engaged in the identification and development of clinical stage neuroscience compounds targeting the glutamatergic system. The company obtained a license from Yale University regarding intellectual property for the use of certain glutamate modulating agents in the treatment of neuropsychiatric disorders. Biohaven’s first drug candidate – BHVN-0223 -  is a reformulated glutamate modulating agent  being  developed for treatment-resistant mood and anxiety disorders.

For further information, contact Dr. Greg Bailey, the Chairman at gb@portagebiotech.com or Kam Shah, Chief Financial Officer, at (416) 929-1806 or ks@portagebiotech.com or visit our website at www.portagebiotech.com.

Forward-Looking Statements

This news release includes forward-looking statements within the meaning of the U.S. federal and Canadian securities laws.  Any such statements reflect Portage's current views and assumptions about future events and financial performance.  Portage cannot assure that future events or performance will occur. Important risks and factors that could cause actual results or events to differ materially from those indicated in our forward-looking statements.

Portage assumes no obligation and expressly disclaims any duty to update the information in this News Release.